Exhibit 99.2

CONSENT OF EXPERT

To:	British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
(collectively, the “Regulatory Authorities”)

In connection with the filing, with the Regulatory Authorities referred to above, of the technical report (the “Technical Report”) entitled “National Instrument 43-101 Technical Report on Tanzania Royalty Exploration Corporation’s Buckreef Gold Project in Tanzania” dated February 22nd , 2011, I hereby consent to the public filing of the Technical Report and to extracts from, or a summary of, the Technical Report.

Dated this 22nd day of February, 2011

/s/ A.N. Clay
A.N. CLAY, M.Sc. (Geol.), M.Sc. (Min.Eng.), Dip. Bus. M.
Pr Sci Nat, MSAIMM, FAusIMM, FGSSA, MAIMA, M.Inst.D., AAPG
VENMYN RAND (PTY) LTD.